Filed by TierOne Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: TierOne Corporation (Commission File No.: 000-50015)

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements are based on information available when the statements are made. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Transaction

CapitalSource intends to file with the SEC a registration statement that will include the proxy statement/prospectus of TierOne and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of TierOne seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Tony Skarupa, Vice President, Finance, CapitalSource; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.

This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in the proxy statement filed with the SEC by TierOne on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following was distributed to TierOne Employees on May 18, 2007.

CEO Letter to Employees

From: Gil Lundstrom
Sent: Thu 5/17/2007 10:32 PM
To: Everyone
Subject: Executive Update

To All TierOne Employees

I wish to share with you a special announcement and a significant development in the life of TierOne Corporation.

We are pleased to announce an agreement for the acquisition of TierOne Corporation by CapitalSource, Inc. of Chevy Chase, Maryland. A copy of the press release is attached for your review.

CapitalSource is not a bank. They are a financial lender. This is an opportunity to partner the strengths of CapitalSource with our proven success as a community bank.

First of all, the word “acquisition” can be an intimidating word. You should think of this not as an acquisition but as a partnership.

Be assured

•	The TierOne name will stay the same;

•	The headquarters will remain in Lincoln;

•	I will continue at CEO and Jim Laphen will remain as COO;

•	The day-to-day operations of the bank will not change; and

•	This partnership is not driven by cost cutting. Our management and employees will remain intact.

This alliance will allow TierOne to expand its lending capacity to better serve corporate customers through a variety of specialized lending services. The bank has aggressive plans to further grow its bank deposit gathering capabilities and loan production office network throughout its existing market area and other economically vibrant regions throughout the United States.

You are invited to join in an employee meeting at 10:30 a.m. CDT by calling (866) 852-3163. If you cannot join the call, this meeting will be audio recorded and available on our Intranet Friday afternoon.

A series of Frequently Asked Questions (FAQs) and more information on CapitalSource will be posted on the Intranet soon.

I encourage you to keep your normal positive outlook and welcome our new partner in moving TierOne Bank forward.

Do not hesitate to forward your questions to your manager and the Human Resources department. We are committed to keeping communications open with you as we move forward into this new chapter of TierOne Bank.

Press Release Link — News Release http://www.tieronebank.com/investor_relations/news.html?topic=details&news_id=291

Gilbert G. Lundstrom

Chairman of the Board and

Chief Executive Officer

Forward Looking Statements

        This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements are based on information available when the statements are made. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Transaction

CapitalSource Inc. intends to file with the SEC a registration statement that will include the proxy statement/prospectus of TierOne and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of TierOne seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Tony Skarupa, Vice President, Finance, CapitalSource; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.

This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in the proxy statement filed with the SEC by TierOne on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

FAQ’s

Q.	Who is CapitalSource?

A.	Founded in 2000 by John Delaney, CapitalSource has grown to become a leading commercial lending, investment, and asset management business focused on the middle market. CapitalSource manages an asset portfolio which as of March 31, 2007 was approximately $18.3 billion including: $9.5 billion in the commercial lending and investing business, $5.6 billion in the residential mortgage investment business and $3.0 billion on behalf of third parties.

Headquartered in Chevy Chase, Maryland, CapitalSource is a public company traded on the New York Stock Exchange under the ticker CSE with a market capitalization of approximately $4.9 billion. CapitalSource currently has 540 employees located in a nationwide network of offices including Atlanta, Boston, Buffalo, Chicago, Los Angeles, Nashville, New York and San Francisco and in Europe.

Q.	How do I get more information about CapitalSource?

A.	Visit www.capitalsource.com. You may also find additional information on the TierOne Intranet site soon.

Q.	Why did CapitalSource want to acquire a bank?

A.	Deposit funding has always been an important and valuable part of CapitalSource’s strategy. The benefits include stability, diversification, cost of funds, capital efficiency, new products and growth. A retail banking franchise like TierOne offers the best and most stable deposits available with immediate scale.

Q.	Will the TierOne name go away?

A.	No.

Q.	Will TierOne’s corporate headquarters location change?

A.	No. The home office for TierOne will remain in Lincoln.

Q.	Will the day-to-day operations of TierOne Bank change?

A.	CapitalSource wants to help TierOne do what it does best. While that does not mean there will never be changes to the business, the plan is to invest, improve, and strengthen TierOne Bank to make it the best super community bank in TierOne’s market area.

Q.	Why did CapitalSource pick TierOne as the bank it wanted to acquire?

A.	CapitalSource conducted an intensive review of the depository industry and selected TierOne as the best partner. CapitalSource was attracted by TierOne’s progressive culture and its commitment to deliver superior service to its customers and the communities that it serves. TierOne’s full-service consumer, commercial, and agricultural banking products and services complement the markets currently served by CapitalSource.

Q.	Who will be responsible for managing the Bank?

A.	Gil Lundstrom, TierOne’s current Chief Executive Officer, and Jim Laphen, the Bank’s current President and Chief Operating Officer, will remain in their respective leadership roles. Gil will report directly to John Delaney, the Chairman and CEO of CapitalSource and also join the Board of Directors of CapitalSource.

Q.	What will happen to my ESOP?

A.	The ESOP will be discontinued as of the closing date. Your account balances will be fully vested at that time. In addition, at that time your account will receive a special allocation of your share of the unallocated assets in the plan. After IRS approval is received, your entire account will be distributed, and you will be able either to roll it over to another qualified plan or receive a direct taxable cash distribution. The timing of the distribution depends on the IRS approval process, but is expected to be completed within a few months of the closing.

Q.	What will happen to my 401(k) account?

A.	We anticipate that as of the closing date you will be eligible to participate in the CapitalSource 401(k). The CapitalSource plan and contribution levels are very similar to the TierOne plan. It offers 28 investment options through Fidelity with immediate vesting on all company contributions. CapitalSource matches an amount equal to 50% of your contributions up to 6% of pay, for a maximum match of 3% of your pay, subject of course to the usual IRS limitations. Detailed information about the Capital Source 401(k) plan will soon be available on the TierOne intranet.

With respect to your existing TierOne 401(k) plan account, contributions to that account will cease as of the closing date. Until then, you may continue to make contributions to the plan under its current rules. You will be fully vested at the closing date. Like the ESOP, after IRS approval is received, your entire account will be distributed, and you will be able either to roll it over or to receive it directly. The timing of the distribution depends on the IRS approval process, but is expected to be completed within a few months of the closing. While the timeline looks identical to that of the ESOP, the IRS approval process can be entirely different so the distributions from the two plans might occur at entirely different times.More details will follow.

Q.	Will there be any other changes in my benefits?

Both companies are committed to their employees and offer a similar array of medical, dental, vision, flexible spending accounts and other benefits. A team comprised of both CapitalSource and TierOne employees will be formed to decide how best to integrate these various plans, or, alternatively, whether maintaining separate plans is preferable. The team will provide regular updates and is interested in your views.

Q.	What does this change mean to my customers?

A.	This change is expected to be virtually transparent to TierOne Bank customers. Existing products and services, account numbers, checks, contracts and service relationships will not change. CapitalSource wants to retain and expand TierOne’s community bank including increasing investments in the TierOne branch network. Unlike many bank acquisitions, the value of this transaction is driven by the structural and capital synergies in combining the two companies. We expect CapitalSource’s commitment to TierOne’s market area to be very strong. And, CapitalSource brings a strong credit rating, large balance sheet and financial success that will ultimately benefit our customers.

If your customers want more information, an outline of the transaction can be found at www.tieronebank.com.

If your customers still have questions, please let your manager know immediately. Senior management of both TierOne and CapitalSource are committed to be responsive to customer questions. We want this to be an opportunity to expand our business.

Q.	What will happen to TierOne Corporation stock?

A.	Each share of TierOne Corporation stock will be exchanged for a combination of CapitalSource stock and cash. For more information, visit CapitalSource’s website (www.capitalsource.com), under Investor Relations.

Q.	What is the tentative timeline to complete this transaction?

A.	Completing and closing this merger is contingent on approvals from TierOne shareholders and on regulatory approvals, chiefly from the Office of Thrift Supervision. As a result, it is difficult to predict exactly when the transaction will close. Based on what regulatory experts have advised, we expect the transaction to close by the 4th quarter of this year; however, actual regulatory review timelines and other factors could cause the merger to close sooner or later than that estimate. We will continue to provide you with updates as we move further along with integration planning.

Q.	How will the two companies be integrated?

A.	CapitalSource is acquiring TierOne because it is highly-successful, profitable, and strongly-managed. CapitalSource plans to keep the business intact and generally running as it has been. The success of the CapitalSource/TierOne transaction is not dependent on cost-cutting. CapitalSource plans to increase investments in TierOne’s business; however that does not mean there will not be changes.

Q.	If I get questions from the local news media, investors, and others, what should I do?

A.	Refer all such questions to Ed Swotek, (402) 473-6250. There are stringent legal and regulatory guidelines that govern what can be said about our pending merger.

Q.	If I have questions, what do I do?

A.	1. Ask your manager.

2. Check our intranet, as a site for submitting questions will soon be available there.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in CaptialSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements are based on information available when the statements are made. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Transaction

CapitalSource Inc. (“CapitalSource”) intends to file with the SEC a registration statement that will include the proxy statement/prospectus of TierOne Corporation (“TierOne”) and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of TierOne seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: [Investor Relations]; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President,Investor Relations Department.

This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in the proxy statement filed with the SEC by TierOne on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.